Silver Spike Acquisition Corp.
660 Madison Ave., Suite 1600
New York, New York 10065

March 11, 2021

Division of Corporation Finance
Office of Financial Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Silver Spike Acquisition Corp. Registration Statement on Form S-4 Filed on January 19, 2021 File No. 333-252186

Ladies and Gentlemen:

Set forth below are the responses of Silver Spike Acquisition Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated February 16, 2021, with respect to the Registration Statement on Form S-4 filed with the Commission on January 19, 2021, File No. 333-252186 (such Registration Statement, the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”). We are separately furnishing to the Staff four courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement, unless otherwise specified. Capitalized terms used but not defined herein shall have the meanings given to them in Amendment No. 1.

Form S-4 filed January 19, 2021

Cover Page

1.
Please revise your cover page to discuss the practical effects and implications of the Up-C structure. For example, disclose your voting and economic ownership interests in WMH, describe your role as managing member of WMH and note that this will give you control over the affairs and decision-making of WMH. Finally, explain that you will consolidate the financial results of WMH.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 1.

Securities and Exchange Commission
March 11, 2021

2.
Please revise the cover page to disclose the dual class structure that will exist following the completion of the business combination. Ensure you include a discussion of the economic and voting rights of both your Class A and Class V common stock.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 1.

Summary Term Sheet, page 7

3.
Here and elsewhere you state that WMH operates “the leading listings marketplace and most comprehensive SaaS subscription offering sold to retailers and brands in the U.S. state-legal and Canadian cannabis markets.” Please revise to provide support for your statements that WMH operates “the leading listings marketplace” and offers the “the most comprehensive SaaS subscription offering.”

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 14, 32, 199, 216 and I-2 of Amendment No. 1.

4.
Disclosure on page 9 of the “ownership of Silver Spike” appears to include a number of assumptions, including that WMH equity holders will exchange their units for shares of the registrant’s Class A common stock. In order to simplify this disclosure, please revise this presentation to disclose the percentage of the registrant’s total voting power that these categories of persons will have after the business combination. Additionally, disclose the economic interests of each of these categories of persons following the business combination.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 10 of Amendment No. 1.

Questions and Answers about the Transaction Proposals...

What vote is required to approve the Transaction Proposals... ?, page 20

5.
In light of the vote requirement, please revise here or elsewhere to discuss how the voting requirement and the voting and support agreements make it more likely the business combination will be approved. For example, discuss the percentage of shares not subject to the voting and support agreement that would be required to approve the business combination proposal if only a quorum of Silver Spike shareholders are present.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on pages 22 and 23 of Amendment No. 1.

Securities and Exchange Commission
March 11, 2021

Amended Operating Agreement

Rights of the Units, page 35

6.
You disclose that after the business combination WMH will have post-merger Class A units, Class P Units and LTIP Units. Please provide an explanation of the rights of these different types of WMH units and discuss which WMH equity holders will hold Class A units and which will hold Class P units.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on page 124 of Amendment No. 1.

After completion of the business combination, the post-merger WMH equity holders..., page 83

7.
Please revise this risk factor to highlight the fact that your two founders will control between approximately 44% and 53% of your voting power following the completion of the business combination.  Please also revise your summary to disclose this.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on page 85 of Amendment No. 1.

Risk Factors

New WMH’s proposed organizational documents will designate the Court of Chancery..., page 98

8.
This risk factor appears to indicate that the provision designating the Delaware Chancery Court as the exclusive forum for certain claims will apply to Securities Act claims. Section 12.3 of the Form of Certificate of Incorporation of New WMH, included as Annex B, appears to designate the federal district courts of the United States as the exclusive forum for Securities Act claims. Please revise to reconcile this apparent discrepancy or advise.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on page 101 of Amendment No. 1.

Certain Projected Financial Information, page 130

9.
You disclose WMH’s projected revenue, gross margin and adjusted EBITDA, and note that these projections are based on a variety of regulatory and operational assumptions. Tell us whether any other information was provided to Silver Spike to support the projections. If so, disclose the material estimates and hypothetical assumptions upon which they are based.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on page 134 of Amendment No. 1 to provide additional information regarding the assumptions provided by WMH to Silver Spike and the PIPE Investors in support of WMH’s projected revenue, gross margin and adjusted EBITDA. The Company respectfully advises the Staff that it believes all of the material assumptions used to support these projections are reflected in Amendment No. 1 and align with the known trends disclosed in WMH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Securities and Exchange Commission
March 11, 2021

U.S. Federal Income Tax Considerations, page 142

10.	You disclose that this section provides the opinion of Davis Polk & Wardwell LLP of the material U.S. federal income tax consequences. Please file the tax opinion as an exhibit.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure and filed the opinion of Davis Polk & Wardwell of material U.S. federal income tax consequences as Exhibit 8.1 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 180

11.
Please tell us whether you will be subject to U.S. federal income tax subsequent to the domestication. If so, please revise your pro forma information to reflect the change in tax status.  Refer to SAB Topic 1B2.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on pages 188 and 192 of Amendment No. 1.

Business of WMH, page 197

12.
You disclose that you neither sell nor fulfill purchases of cannabis products and do not process payments for cannabis transactions. We also note that it appears that your platform allows consumers to reserve products for pick-up or order delivery of products from your clients. Please revise to clarify the role of your platform when consumers reserve products and order delivery of products from your clients. For example, clarify whether a consumer purchases your clients’ products through your platform and, if so, who processes the payments. Additionally, further clarify whether your revenue depends on the number of reservations or deliveries facilitated by your platform. Finally, to the extent that the company processes any payments for transactions, including transaction fees, explain why the collection of such fees would be permissible under U.S. federal regulations which do not permit the processing of payments for federally prohibited activities.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 14, 32, 199, 200, 204 and 205 of Amendment No. 1.

Securities and Exchange Commission
March 11, 2021

Our Competitive Strengths, page 203

13.
We note the disclosure of EBITDA on page 204 without disclosure of GAAP net income with greater prominence. Please revise accordingly. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on page 206 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of WMH

Key Operating and Financial Metrics, page 217

14.
Please tell us what information you are intending to convey when disclosing “monthly revenue per paying client” where the revenue used to calculate the metric is not representative of GAAP revenue. In this regard, the calculation of this measure includes non-GAAP revenue that is determined based on a tailored accounting principle. We refer you to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. Please advise.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on pages 220 and 221 of Amendment No. 1 to disclose “monthly revenue per paying client” which is calculated using GAAP revenue giving effect to adjustments for credits, discounts and deferred revenue.

15.
It appears that the “total revenue” used to calculate “monthly revenue per paying client” may include revenue from customers that are no longer paying clients at period end and are, therefore, not included in the “paying clients” number used in the denominator. Please tell us how this metric is representative of revenue per paying customer if “total revenue” includes amounts earned by customers that have cancelled service as of period.

RESPONSE:          The Company advises the Staff that WMH uses monthly revenue per paying customer to estimate the performance and health of its platform at the end of each period and to help inform forecasting of revenue for future periods. This statistic allows WMH to track its ability to attract paying customers and increase their monthly spend on WMH’s platform with a single consistent number that can be tracked over time and which is not dependent on pricing plans or billing periods. While this measure may include revenue from accounts no longer on the platform, given the consistently low levels of WMH’s historical monthly dollar churn, WMH believes this measure accurately reflects the health of its business and is a useful metric to investors.

16.
We note your monthly average users (MAUs) increased significantly between 2018, 2019 and third-quarter 2020. Please revise to include a discussion of the fluctuations in this metric from period to period. In this regard, we note you disclose on page 67 that, beginning in 2020, you experienced an increase in MAUs due to the impact from the pandemic.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on page 222 of Amendment No. 1.

Securities and Exchange Commission
March 11, 2021

17.
We note you disclose average net dollar retention on page 219. To the extent material to an understanding of any trends, please disclose the monthly net dollar retention rate for each period presented. Also, tell us what consideration was given to including net dollar retention in the metrics section on page 217.

RESPONSE:    In response to the Staff’s comment, the Company has revised the disclosure on page 223 of Amendment No. 1. The Company further advises the Staff that net dollar retention has historically been relatively consistent on a monthly basis (other than with respect to certain significant non-recurring business changes: (i) increased customer churn in January 2020 resulting from WMH’s removal of California retail operators who failed to provide license information at the end of 2019 and (ii) increased customer churn in the fourth quarter of 2020 resulting from WMH’s removal of Canada-based retail operators with paid subscriptions who failed to provide license information in September through November of 2020). Given this overall consistency, WMH does not believe it is material to investors to disclose monthly detail. The Company additionally advises the Staff that it does not believe it appropriate to include net dollar retention as a key metric as net dollar retention is an implicit by-product of “monthly revenue per client” and “paying clients”, each of which are included as key metrics.

Results of Operations

Comparison of Nine Months Ended September 30, 2019 and 2020, page 222

18.
We note your disclosure on page 67 that you experienced a significant increase in demand in 2020 from both retailers and consumers as a result of the pandemic, which resulted in an increase in revenue. Please revise here to include a discussion, including quantification if possible, of the impact the pandemic had on your revenue from period to period.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on page 226 of Amendment No. 1. The Company further advises the Staff that it cannot accurately quantify the impact of the pandemic on WMH’s revenue. WMH notes, as disclosed in Amendment No. 1, that beginning in the first quarter of fiscal 2020, WMH experienced a significant increase in demand from retailers, including storefronts and delivery services, for its technology solutions (such as clients using WM Orders functionality to enable reservation of products by consumers for curbside pickup), which resulted in increased revenue as WMH experienced increased delivery orders submitted through its platform. In fiscal 2020, standard listing clients were required to pay the $5.00 technology services fee on all delivery orders submitted which WMH imposed beginning in September 2019. As a result, the revenue associated with the technology services fee averaged approximately 2.9x more per month from the beginning of March 2020 through December 2020 when compared with the average in January 2020 and February 2020. Total revenue associated with the technology services fee represented less than 5% of WMH’s fiscal 2020 revenue. However, as WMH eliminated the technology services fee on January 1, 2021, and given the pricing model of WMH’s other products, WMH respectfully advises the Staff that it is not possible to quantify any other impact of the pandemic on revenue.

Contractual Obligations, page 230

19.	Please revise to disclose that the payments you would be required to make under the Tax Receivable Agreement may be significant, and are not reflected in the table.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on page 233 of Amendment No. 1.

Securities and Exchange Commission
March 11, 2021

Beneficial Ownership of Securities, page 243

20.
Please revise your disclosure to further clarify that identified beneficial owners of post- merger WMH Class A units will also own an equal number of shares of your Class V common stock following the business combination. Additionally, we note that you disclose the total voting power of the beneficial owners identified on the table. Please revise to separately disclose the percentage of each class of voting securities that each beneficially owns.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on page 247 of Amendment No. 1.

Notes to Consolidated Financial Statements of WM Holding Company, LLC and Subsidiaries

Note 2. Summary of significant accounting policies

Revenue Recognition, page FS-9

21.
Please revise to include all the information required by ASC 606-10-50 within your footnotes. In particular, ensure you identify the performance obligations within each contract, how the transaction price is determined including any consideration of sales incentives or discounts, and how the transaction price is allocated to each performance obligation, including how the stand-alone selling price is determined. Ensure your disclosures address your significant revenue streams including your accounting for featured listings.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on pages FS-9 and FS-10 of Amendment No. 1.

22.
Revise to separately disclose the revenues from customers attributed to the U.S. and attributed to all foreign countries in total from which you derive revenues. If revenues from customers attributed to Canada are material, those revenues shall be disclosed separately.  Refer to ASC 280-10-50-41.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on page FS-10 of Amendment No. 1 to separately disclose the revenues from customers attributed to the U.S. and to Canada (no revenue was generated in any other foreign countries).

23.	Tell us what consideration was given to providing a breakdown of revenue from subscriptions versus featured listings or other revenue sources. Refer to ASC 606-10-50- 5.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on pages FS-9 and FS-10 of Amendment No. 1 to include additional disclosure of disaggregated revenue data. The Company further advises the Staff that in considering the guidance provided by ASC 606-10-50-5, WMH evaluated the nature, amount, timing, and cash flows from revenues derived from both subscription and featured listings products and determined that they are both similar in nature. For both products, revenue is recorded over time, generally month to month as services are provided, with similar performance obligations. The payment terms for both featured listings and subscriptions are also similar and generally paid upfront prior to the services being provided. WMH further concluded that the type of service, customer and contract, the duration of the contract, the timing of services being provided (month over month) and sales channels for features listings and subscriptions are similar in nature and the disaggregation of those two revenue types was not necessary in accordance with the applicable accounting guidance. The Company updated the revenue recognition disclosure in Amendment No. 1 to note these considerations and included disaggregated revenue disclosures for revenue from products that WMH determined required additional disclosure under ASC 606-10-50-5.

Securities and Exchange Commission
March 11, 2021

Income Taxes, page FS-9

24.
Revise to disclose the components of income before provision for income taxes as either domestic or foreign. In this regard, we note that you recorded a significant income tax provision related to taxable income from operations in Canada. Refer to Rule 4-08(h) of Regulation S-X.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on page FS-10 of Amendment No. 1.

Note 8. Members’ equity, page FS-14

25.
We note your Class A-3 and Class B Unit profits interests have performance conditions that were not probable of being satisfied as of period end.  Please revise to disclose how the completion of this merger transaction may affect the vesting of these awards and the recognition of the related stock-based compensation. In this regard, we note pro forma adjustment (dd) on page 190 to record $11.0 million of unrecognized compensation upon closing of the business combination is the same amount as the unrecognized compensation expense disclosed on page FS-24.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on page FS-16 of Amendment No. 1.

Note 10. Subsequent events, page FS-16

26.	Revise to disclose the date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1. Similar concerns apply to your disclosure on page FS-26.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on page FS-17 of Amendment No. 1.

General

27.
Please revise to add diagrams depicting the pre-combination organizational structure of both Silver Spike and WMH and the post-combination organizational structure of the combined company. Ensure that these diagrams clearly identify the economic and voting power percentages of the different security holder groups, such as the Sponsor, the WMH equity holders and the Silver Spike public stockholders.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 13 of Amendment No. 1.

*          *          *          *          *

Securities and Exchange Commission
March 11, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4000.

Very truly yours,

SILVER SPIKE ACQUISITION CORP.

By:	/s/ Scott Gordon
Name:	Scott Gordon
Title:	Chief Executive Officer

Enclosures

cc:	Lee Hochbaum, Davis Polk & Wardwell LLP